                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         ____________________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ____________________________

                            PETROCORP INCORPORATED
            (Exact name of registrant as specified in its charter)


        TEXAS                                0-22650                         76-0380430
(State of incorporation)             (Commission File Number)        (IRS Employer Identification No.)

                         16800 GREENSPOINT PARK DRIVE
                            SUITE 300, NORTH ATRIUM
                             HOUSTON, TEXAS 77060
                   (Address of principal executive offices)

                                 281/875-2500
             (Registrant's telephone number, including area code)

                               (NOT APPLICABLE)
         (Former name or former address, if changed since last report)
                          __________________________

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                       Name of each exchange on which
      to be registered                         each class is to be registered
PREFERRED STOCK PURCHASE RIGHTS                   AMERICAN STOCK EXCHANGE

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

 Securities Act registration statement file number to which this form relates:
                                     NONE
                                (as applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:
                                     NONE
                               (Title of class)
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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

ISSUANCE OF RIGHTS

     On November 12, 1998, the Board of Directors of PetroCorp Incorporated (the "Company") declared a distribution of one Right (as described below) for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on November 23, 1998 (the "Record Date"). Except as described below, each Right when exercisable, entitles the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of Preferred Stock--Junior Participating Series A, par value $.01 per share (the "Preferred Stock"), at a price per one one-thousandth (1/1,000th) share of $24 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank, as Rights Agent.

     As of September 30, 1998, there were 8,656,019 shares of Common Stock outstanding and approximately 750,500 shares of Common Stock were reserved for issuance upon exercise of outstanding stock options. Each outstanding share of Common Stock on November 23, 1998, will receive one Right. 100,000 shares of Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

TRANSFER AND SEPARATION

     The Rights are not exercisable until the Distribution Date (as defined below). Accordingly, the Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. As of and after the Distribution Date, the Rights shall be evidenced solely by Right Certificates and may be transferred by the transfer of the Right Certificate separately and apart from any transfer of Common Stock.

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DISTRIBUTION DATE

     The term "Distribution Date" means the earlier of:


          (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 55% or more of the outstanding shares of the Company's Common Stock, other than pursuant to a Qualifying Tender Offer (defined below); or

          (ii) the close of business on the tenth Business Day (or such later date as may be determined by action of the board of directors of the Company) after the date of the commencement or the announcement of the intention to commence by any person or group (other than certain exempt persons) of a tender offer or exchange offer upon the successful completion of which such person or group would be the beneficial owner of 55% or more of the then outstanding Common Stock of the Company, regardless of whether any shares are actually purchased pursuant to such offer.

     A person or group is generally not considered an "Acquiring Person," if either the beneficial ownership of Common Stock that would otherwise cause it to be an Acquiring Person was acquired in a transaction or series of transactions approved in advance by the board of directors of the Company (the "Board of Directors"), or the Board of Directors determines in good faith that the person who would otherwise be an Acquiring Person has become such inadvertently and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that the person would no longer beneficially own 55% or more of the outstanding Common Stock.

     A "Qualifying Tender Offer" means a tender offer or exchange offer that a majority of the members of the Board of Directors determine to be at a fair price and otherwise in the best interests of the Company and its shareholders.

EXERCISE

     As stated above, until the Distribution Date the Rights are not exercisable. However, in the event that any person or group or affiliated or associated persons becomes an Acquiring Person, and subject to the Company's right to redeem the Rights, each holder of a Right (other than an Acquiring Person), will thereafter have the right to receive upon exercise a number of one one-thousandths (1/1,000ths) of a share of Preferred Stock determined by dividing the Purchase Price (subject to adjustment) by 50% of the current market price of the Common Stock on the date a person becomes an Acquiring Person. Because of the nature of the voting, dividend, and liquidation rights of the Preferred Stock, the value of each one one-thousandth (1/1,000th) interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. It is therefore anticipated (although there can be no assurance) that the value of the Preferred Stock purchased upon exercise of the Rights will be approximately twice the exercise price paid.

     If the Rights are not redeemed as described below and in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     Following the occurrence of any of the events set forth in the preceding two paragraphs, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may recognize taxable income upon the occurrence of subsequent events--for example, upon the Rights becoming exercisable with respect to an acquiror's stock, whether or not exercised. Holders of the Rights should consult with their tax advisors in the event any such subsequent event occurs.

     The Rights will expire on November 12, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

REDEMPTION

     At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person (or, subject to certain exceptions, during the 180 day period then commencing, if there are at least five Continuing Directors, a majority of whom approve the redemption), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

EXCHANGE

     At any time after any person or group becomes an Acquiring Person (or during the 180 day period then commencing, if there are at least five Continuing Directors, a majority of whom approve the exchange) and prior to the acquisition by such person or group of 66% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

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THE PREFERRED STOCK

     Each share of Preferred Stock will be entitled to an aggregate dividend of 1,000 times any dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock, but in no event shall they receive less than $1,000 per share. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock, except as otherwise provided by law. Finally, in the event of any merger, consolidation, or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount receivable per share of Common Stock. The shares of Preferred Stock will not be redeemable.

ANTIDILUTION

     The Purchase Price payable, the number of Rights, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of Preferred Stock or the Common Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company may, but is not required to, issue fractional Rights or fractional Preferred Stock (other than fractions which are integral multiples of one one-thousandth (1/1,000th) of a share of Preferred Stock), which may, at the election of the Company, be evidenced by depositary receipts. In lieu thereof, an adjustment in cash will be made based upon the market price of the Common Stock on the last trading day prior to the date of exercise.

AMENDMENT OF RIGHTS AGREEMENT

     Prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights. From and after the Distribution Date, the Company may supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order (a) to cure any ambiguity, (b) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision therein, (c) to shorten or lengthen any time period thereunder or (d) to change or supplement the provisions thereof in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). Notwithstanding the foregoing, no supplement or amendment pursuant to clause (c) may lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

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CERTAIN DETERMINATIONS

     The Rights Agreement prohibits the making of certain determinations and actions by the Board of Directors unless at the time of such determinations there are then in office not less than five Continuing Directors and the determination or action in question is also approved by a majority of the Continuing Directors then in office. These determinations and actions include:
(i) determining that a tender offer or exchange offer is a Qualifying Tender Offer; (ii) extending the Distribution Date following the commencement or announcement of a tender offer or exchange offer; (iii) determining that a person became an Acquiring Person inadvertently; (iv) redeeming of the Rights;
(v) exchanging the Rights for Common Stock; (vi) valuing certain securities or assets other than the Common Stock and Preferred Stock; and (vii) amending or supplementing the Rights Agreement.

     A "Continuing Director" means any member of the Board of Directors who is not an Acquiring Person or an affiliate or associate of an Acquiring Person, and who either (i) was a member of the Board of Directors prior to the time that any person became an Acquiring Person (other than pursuant to a Qualifying Tender Offer), or (ii) subsequently became a member of the Board of Directors, and whose nomination for election or election to the Board of Directors was recommended or approved by the Board of Directors when there are then in office at least five Continuing Directors and such nomination for election or election was recommended or approved by a majority of the Continuing Directors then on the Board of Directors.

CERTAIN EFFECTS OF THE RIGHTS

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned (or that were owned) by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or other business combination, the Board of Directors may, at its option prior to the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

THE RIGHTS AGREEMENT

     A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

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

ITEM 2.  EXHIBITS

Exhibit No.                                     Exhibit
-----------                                     -------
     1 Statement of Designations, Preferences, Limitations and Relative Rights of Its Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit
                        3.1 to the Company's Form 8-K, dated November 20, 1998).

     2 Rights Agreement dated as of November 12, 1998, between PetroCorp Incorporated and First Union National Bank, as Rights Agent (incorporated by reference to Exhibit
                        4.1 to the Company's Form 8-K, dated November 20, 1998).

     3                  Form of Right Certificate (incorporated by reference to
                        Exhibit 4.2 to the Company's Form 8-K, dated November 20, 1998).

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 20, 1998

                               PETROCORP INCORPORATED


                               By:  /s/ CRAIG K. TOWNSEND
                                    ---------------------
                                    Craig K. Townsend
                                    Vice President-Finance,
                                    Secretary and Treasurer

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